UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Embraer S.A., or Embraer, should be read in conjunction with Embraer’s unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, filed with the U.S. Securities and Exchange Commission, or the SEC, on September 8, 2020, the information presented under the sections entitled “Introduction—Presentation of Financial and Other Data” and “Item 3. Key Information—A. Selected Financial Data and Other Data,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Embraer’s audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, included in Embraer’s annual report on Form 20-F, filed with the SEC on June 1, 2020, which we refer to as the 2019 Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Embraer’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information—D. Risk Factors” in the 2019 Annual Report.

Results of Operations

Six Months Ended June 30, 2020 Compared with Six Months Ended June 30, 2019

The following table sets forth statement of income data by business unit for the periods indicated:

	Six months ended June 30,
	2020	2019
	(in $ millions)
Revenue
Commercial aviation	247.6	911.6
Executive jets	279.2	414.3
Defense and security	188.1	286.1
Services and support	453.7	588.0
Other	2.4	2.0

Total	1,171.0	2,202.0
Cost of sales and services
Commercial aviation	(243.4)	(783.1)
Executive jets	(234.8)	(365.2)
Defense and security	(159.5)	(259.1)
Services and support	(329.5)	(427.5)
Other	(3.4)	(4.6)

Total	(970.6)	(1,839.5)
Gross profit
Commercial aviation	4.2	128.5
Executive jets	44.4	49.1
Defense and security	28.6	27.0
Services and support	124.2	160.5
Other	(1.0)	(2.6)

Total	200.4	362.5
Operating income (expense)
Commercial aviation	(330.4)	(142.5)
Executive jets	(50.1)	(79.0)
Defense and security	(32.4)	(43.3)
Services and support	(164.6)	(81.5)
Other	(12.2)	(4.6)

Total	(589.7)	(350.9)

Operating profit (loss) before financial result	(389.3)	11.6

The following table sets forth statement of income information, and this information as a percentage of revenue, for the periods indicated:

	Six months ended June 30,
Consolidated Statements of Income	2020		2019
	(in $ millions)

Revenue	1,171.0	100.0%	2,202.0	100.0%
Cost of sales and services	(970.6)	(82.9)%	(1,839.5)	(83.5)%
Gross profit	200.4	17.1%	362.5	16.5%
Operating income (expense)	(589.7)	(50.4)%	(350.9)	(15.9)%
Administrative	(66.3)	(5.7)%	(92.2)	(4.2)%
Selling	(94.7)	(8.1)%	(140.8)	(6.4)%
Expected credit losses over financial assets and contract assets	(55.6)	(4.7)%	(2.3)	(0.1%)
Research	(12.2)	(1.0)%	(21.1)	(1.0)%
Other operating income (expense), net	(364.0)	(31.1)%	(94.5)	(4.3)%
Equity in income (losses) of associates	3.1	0.3%	—	0.0%
Operating profit (loss) before financial result	(389.3)	(33.2)%	11.6	0.5%
Financial income, net	(73.5)	(6.3)%	(71.2)	(3.2)%
Foreign exchange gain (loss), net	(35.0)	(3.0)%	6.0	0.3%
Loss before income tax	(497.8)	(42.5)%	(53.6)	(2.4)%
Income tax expense	(105.4)	(9.0)%	21.6	1.0%
Net loss for the period	(603.2)	(51.5)%	(32.0)	(1.5)%

Attributable to:
Owners of Embraer	(607.3)	(51.9)%	(35.3)	(1.6)%
Non-controlling interest	4.1	0.4%	3.3	0.1%

Revenue

Consolidated revenues decreased 46.8%, from $2,202.0 million in the six months ended June 30, 2019 to $1,171.0 million in the six months ended June 30, 2020.

Our Commercial Aviation business unit revenues decreased 72.8%, from $911.6 million in the six months ended June 30, 2019 to $247.6 million in the six months ended June 30, 2020, mainly due to a 75.7% decrease in commercial aircraft deliveries, from 37 in the six months ended June 30, 2019 to nine in the six months ended June 30, 2020. The decrease in revenues was less than the decrease in the number of deliveries, as we had a more favorable mix of deliveries in the six months ended June 30, 2020 (55.6% of deliveries were smaller E175 jets, which have lower average selling prices), as compared to the six months ended June 30, 2019 (86.5% of deliveries were smaller E175 jets).

Our Executive Jets business unit revenues decreased 32.6%, from $414.3 million in the six months ended June 30, 2019 to $279.2 million in the six months ended June 30, 2020, mainly due to a 38.9% decrease in executive jet deliveries, from 36 jets in the six months ended June 30, 2019 to 22 jets in the six months ended June 30, 2020. The decrease in revenues was less than the decrease in the number of deliveries, as we had a more favorable mix of deliveries in the six months ended June 30, 2020 (36.4% of deliveries were large jets, which tend to have higher average selling prices), as compared to the six months ended June 30, 2019 (25.0% of deliveries were large jets).

Our Defense and Security business unit revenues decreased 34.3%, from $286.1 million in the six months ended June 30, 2019 to $188.1 million in the six months ended June 30, 2020. Because a significant portion of our Defense and Security business unit revenues are accounted for under the percentage of completion method, this decrease in revenues was due in part to lower revenue recognition resulting from our placing most of our Brazil-based employees on paid leave first in January 2020 in order to complete the internal segregation of our commercial aviation business, and again at the end of March 2020 as a result of our closing operations due to developments relating to the spread of COVID-19 and government measures to address it. In addition, due to travel restrictions deriving from developments relating to the spread of COVID-19, we were unable to deliver some finished products to certain non-Brazilian governmental customers, as a result of which we were not able to recognize revenue under certain contracts.

Our Services and Support business unit revenues decreased 22.8%, from $588.0 million in the six months ended June 30, 2019 to $453.7 million in the six months ended June 30, 2020, mainly due to a decrease in the volume of commercial aviation services resulting from the impact of COVID-19 on commercial airline traffic during the six months ended June 30, 2020.

Our Other Related business unit revenue increased 20.0%, from $2.4 million in the six months ended June 30, 2019 to $2.0 million in the six months ended June 30, 2020.

Cost of Sales and Services

Cost of sales and services decreased 47.2%, from $1,839.5 million in the six months ended June 30, 2019 to $970.6 million in the six months ended June 30, 2020. This decrease in cost of sales and services was slightly higher than the 46.8% decrease in consolidated revenues in the six months ended June 30, 2020, as compared to the same period in 2019, which resulted in a decrease in cost of sales and services as a percentage of revenue from 83.5% in the six months ended June 30, 2019 to 82.9% in the six months ended June 30, 2020. This decrease in cost of sales and services as a percentage of revenue was mainly due to our placing most of our Brazil-based employees on paid leave first in January 2020 in order to complete the internal segregation of our commercial aviation business, and again at the end of March 2020 as a result of our closing operations due to developments relating to the spread of COVID-19 and government measures to address it. We treated these salary expenses for employees on paid leave as abnormal costs and recorded them in other operating expenses instead of, in certain cases, in cost of sales and services. From mid-April through mid-June 2020, we also made salary and work hours reductions for certain employees. Our gross margin increased from 16.5% in the six months ended June 30, 2019 to 17.1% in the six months ended June 30, 2020.

Cost of sales and services in our Commercial Aviation business unit decreased 68.9%, from $783.1 million in the six months ended June 30, 2019 to $243.4 million in the six months ended June 30, 2020, mainly due to the decline in deliveries and revenues in the six months ended June 30, 2020, as compared to the same period in 2019. Cost of sales and services decreased less than the 72.8% decrease in revenues during the six months ended June 30, 2020, mainly due to the impact that lower revenues had on fixed cost absorption. Gross margin in our Commercial Aviation business unit decreased from 14.1% in the six months ended June 30, 2019 to 1.7% in the six months ended June 30, 2020.

Cost of sales and services in our Executive Jets business unit decreased 35.7%, from $365.2 million in the six months ended June 30, 2019 to $234.8 million in the six months ended June 30, 2020, which was higher than the 32.6% decrease in revenues for the business unit. This was mainly due to a more favorable mix of deliveries as discussed above, combined with the aforementioned recording of abnormal costs related to salary expenses of employees on paid leave in other operating expenses instead of, in certain cases, in cost of sales and services. Gross margin in our Executive Jets business unit increased from 11.9% in the six months ended June 30, 2019 to 15.9% in the six months ended June 30, 2020.

Cost of sales and services in our Defense and Security business unit decreased 38.4%, from $259.1 million in the six months ended June 30, 2019 to $159.5 million in the six months ended June 30, 2020. This decrease in cost of sales and services was higher than the 34.3% decrease in revenue in the same period, mainly due to a more profitable mix of contracts and the aforementioned recording of abnormal costs related to salary expenses of employees on paid leave in other operating expenses instead of, in certain cases, in cost of sales and services. Gross margin in our Defense and Security business unit increased from 9.4% in the six months ended June 30, 2019 to 15.2% in the six months ended June 30, 2020.

Cost of sales and services in our Services and Support business unit decreased 22.9%, from $427.5 million in the six months ended June 30, 2019 to $329.5 million in the six months ended June 30, 2020. This decrease in cost of sales and services was in line with the 22.8% decrease in revenue in the same period. Gross margin in our Services and Support business unit increased from 27.3% in the six months ended June 30, 2019 to 27.4% in the six months ended June 30, 2020.

Cost of sales and services in our Other Related business unit decreased 26.1%, from $4.6 million in the six months ended June 30, 2019 to $3.4 million in the six months ended June 30, 2020.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 44.7%, from $362.5 million in the six months ended June 31, 2019 to $200.4 million in the six months ended June 30, 2020. Our gross margin increased from 16.5% in the six months ended June 30, 2019 to 17.1% in the six months ended June 30, 2020.

Operating Income (Expense)

As further discussed below, operating expense increased 68.1%, from $350.9 million in the six months ended June 30, 2019 to $589.7 million in the six months ended June 30, 2020. Operating expense as a percentage of revenue increased from 15.9% in the six months ended June 30, 2019 to 50.4% in the six months ended June 30, 2020. In the six months ended June 30, 2020, we recorded several special items in operating expense for a net negative impact of $257.5 million, including: (i) additional negative provisions for expected credit losses during the COVID-19 pandemic of $49.5 million, (ii) an impairment loss in our Commercial Aviation business unit of $91.1 million, (iii) recognition of previous period depreciation and amortization expense in the Commercial Aviation business of $101.2 million related to the period that Commercial Aviation and its related services were recognized as available for sale, and (iv) $15.7 million in negative fair value changes related to our stake in Republic Airways Holdings. There were no special items recorded in the six months ended June 30, 2019.

Excluding the impact of these special items, our operating expense in the six months ended June 30, 2020 would have been $332.2 million and, as a percentage of revenue, our operating expense would have been 28.4%.

Administrative. Administrative expenses decreased 28.1%, from $92.2 million in the six months ended June 30, 2019 to $66.3 million in the six months ended June 30, 2020, due to the aforementioned recording of abnormal costs related to salary expenses of employees on paid leave in other operating expenses as opposed to, in certain cases, in administrative expenses, combined with actions taken during the period to reduce labor costs in the context of the COVID-19 pandemic by means of employee furloughs as well as salary work hours reductions for all employees working remotely.

Selling. Selling expenses decreased 32.7%, from $140.8 million in the six months ended June 30, 2019 to $94.7 million in the six months ended June 30, 2020, due to the aforementioned recording of abnormal costs related to salary expenses of employees on paid leave in other operating expenses as opposed to, in certain cases, in selling expenses, the aforementioned labor cost reductions in the period and lower marketing expenses on events due to the COVID-19 pandemic.

Expected credit losses over financial assets and contract assets. Expected credit losses over financial assets and contract assets increased from $2.3 million in the six months ended June 30, 2019 to $55.6 million in the six months ended June 30, 2020, due to the adoption of a more conservative approach to estimating provisions for credit losses in the context of the COVID-19 pandemic and its impacts, mainly on our commercial airline customers. We considered $49.5 million of these expected credit losses as special items during the six months ended June 30, 2020.

Research. Research expenses decreased 42.2%, from $21.1 million in the six months ended June 30, 2019 to $12.2 million in the six months ended June 30, 2020.

Other Operating Expense. Other operating expense increased 285.2%, from an expense of $94.5 million in the six months ended June 30, 2019 to an expense of $364.0 million in the six months ended June 30, 2020, with a considerable portion of the increase due to the recognition of $208.1 million in special items, including: (i) an impairment loss in our Commercial Aviation business unit of $91.1 million, (ii) recognition of previous period depreciation and amortization expense in the Commercial Aviation business of $101.2 million related to the period that Commercial Aviation and its related services were recognized as available for sale, and (iii) $15.7 million in negative fair value changes related to our stake in Republic Airways Holdings. There were no special items recorded in the six months ended June 30, 2019.

Excluding the impact of these special items, our other operating expense in the six months ended June 30, 2020 would have been $156.0 million, compared to the $94.5 million of other operating expense in the six months ended June 30, 2019. This increase in other operating expense was mainly due to our placing most of our Brazil-based employees on paid leave first in January 2020 in order to complete the internal segregation of our commercial aviation business related to the now-terminated strategic partnership with The Boeing Company, and again at the end of March 2020 as a result of our closing operations due to developments relating to the spread of COVID-19 and government measures to address it. We treated these salary expenses for employees on paid leave as abnormal costs and recorded them in other operating expenses. In addition, separation costs related to the now-terminated strategic partnership with Boeing in the six months ended June 30, 2020 were $44.0 million, as compared to $31.8 million in the six months ended June 30, 2019.

Equity in Income (Losses) of Associates

Equity in income (losses) of associates was $3.1 million in the six months ended June 30, 2020. We did not record any equity in income (losses) of associates in the six months ended June 30, 2019.

Operating Profit (Loss) Before Financial Result

As a result of the aforementioned factors, our consolidated operating profit (loss) before financial result declined from an operating profit before financial result of $11.6 million in the six months ended June 30, 2019 to an operating loss before financial result of $389.3 million in the six months ended June 30, 2020. Our operating margin declined from a positive margin of 0.5% in the six months ended June 30, 2020 to a negative margin of 33.2% in the six months ended June 30, 2020.

In the six months ended June 30, 2020, our operating loss before financial result for each of the Commercial Aviation, Executive Jets, Defense and Security, Services and Support and Other Related business units was $326.2 million, $5.7 million, $3.8 million, $40.4 million and $13.2 million, respectively. In the six months ended June 30, 2019, operating profit (loss) before financial result for each of these business units was a loss of $14.0 million, a loss of $29.9 million, a loss of $16.3 million, a profit of $79.0 million and a loss of $7.2 million, respectively. For additional information on our operating profit (loss) before financial result by business unit, see note 25 to our unaudited interim condensed consolidated financial information.

Excluding the special items discussed above, our operating profit (loss) before financial result in the six months ended June 30, 2020 would have been an operating loss before financial result of $131.8 million and our operating margin would have been a negative margin of 11.3%. In addition, excluding the special items discussed above, in the six months ended June 30, 2020, our operating profit (loss) before financial result for each of the Commercial Aviation, Executive Jets, Defense and Security, Services and Support and Other Related business units would have been a loss of $118.2 million, a loss of $5.7 million, a loss of $3.8 million, a profit of $9.1 million and a loss of $13.2 million, respectively.

Financial Expenses, Net

Financial expenses, net increased 3.2%, from $71.2 million in the six months ended June 30, 2019 to $73.5 million in the six months ended June 30, 2020.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net changed from a gain of $6.0 million in the six months ended June 30, 2019 to a loss of $35.0 million in the six months ended June 30, 2020.

Loss Before Income Tax

As a result of the aforementioned factors, our loss before income tax increased from a loss of $53.6 million in the six months ended June 30, 2019 to a loss of $497.8 million in the six months ended June 30, 2020.

Income Tax (Expense) Benefit

Income tax (expense) benefit changed from an income tax benefit of $21.6 million in the six months ended June 30, 2019 to an income tax expense of $105.4 million in the six months ended June 30, 2020, mainly due to deferred income taxes on the impact of foreign exchange variations on non-monetary assets as a result of the depreciation of the real as compared to the U.S. dollar in the six months ended June 30, 2020. For additional information, see our tax reconciliation in note 14.2 to our unaudited interim condensed consolidated financial information.

Net Loss for the Period

As a result of the aforementioned factors, our net loss for the period, excluding non-controlling interest, increased from a loss of $35.3 million in the six months ended June 30, 2019 to a loss of $607.3 million in the six months ended June 30, 2020. As a percentage of revenue, net margin decreased from a negative margin of 1.5% in the six months ended June 30, 2019 to a negative margin of 51.9% in the six months ended June 30, 2020.

Liquidity and Capital Resources

Net Cash Generated by (Used in) Operating Activities

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

In the six months ended June 30, 2020, net cash used in operating activities increased 246.9%, from $315.5 million in the six months ended June 30, 2019 to $1,094.5 million in the six months ended June 30, 2020. This increase was mainly due to (i) lower net income in the six months ended June 30, 2020, as discussed above, (ii) an increase in inventories mainly due to a decline in deliveries as a result of the COVID-19 pandemic and (iii) a decrease in contract liabilities in the six months ended June 30, 2020.

Net Cash Generated by (Used in) Investing Activities

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

In the six months ended June 30, 2020, net cash generated by (used in) investing activities changed from $27.9 million in net cash used in investing activities in the six months ended June 30, 2019 to $277.0 million in net cash generated by investing activities in the six months ended June 30, 2020. This difference was mainly due to an increase of $170.7 million in returns on our financial investments as a result of changes in cash management strategies, combined with lower investments in property, plant and equipment and intangible assets in the six months ended June 30, 2020, as compared to the same period in 2019.

Net Cash Generated by (Used in) Financing Activities and Total Debt

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

In the six months ended June 30, 2020, net cash generated by (used in) financing activities changed from $90.1 million in net cash used in financing activities in the six months ended June 30, 2019 to $411.2 million in net cash generated by financing activities in the six months ended June 30, 2020. This difference was mainly due to an increase in proceeds from new loans and financing and a decrease in repayments of loans and financing in the six months ended June 30, 2020, as compared to the same period in 2019.

As of June 30, 2020, we had total debt (which we calculate as current and non-current loans and financing) of $3,799.2 million, 12.4% of which was long-term debt and 87.6% of which was short-term debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations